DEBEVOISE & PLIMPTON LLP

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www.debevoise.com

RECEIVED

2008 AUG 13 P 3:5?

OFFICE OF INTERNATIONAL CORPORATE FINANCE

August 12, 2008

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Mail Stop 3628
100 F Street, NE
Washington DC 20549

[redacted]

08004317

Re: Open Joint Stock Company Polyus Gold (File No. 82-34961)
Ongoing Disclosure Pursuant to Rule 12g3-2(b) under the
U.S. Securities Exchange of 1934, as amended

SUPPL

Ladies and Gentlemen:

On behalf of Open Joint Stock Company Polyus Gold (the "Company") and pursuant to the requirements of Rule 12g3-2(b)(1)(iv) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we hereby furnish this letter, including the Annex hereto, to the Securities and Exchange Commission (the "SEC").

Pursuant to Rule 12g3-2(b)(1)(iv) under the Exchange Act, attached as an Annex hereto is a list of the information revised as of August 4, 2008 setting forth the information the Company is required to furnish to the SEC pursuant to Rule 12g3-2(b)(1). The revised schedule takes into account certain changes in the laws, rules and regulations of the Russian Federation since March 8, 2006 that affect the information that the Company makes or is required to make public, file or distribute pursuant to Rule 12g3-2(b)(1).

In accordance with paragraphs (4) and (5) of Rule 12g3-2(b), information and documents being furnished hereby pursuant to paragraph (1) of Rule 12g3-2(b) are being furnished on the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

PROCESSED
AUG 15 2008
THOMSON REUTERS

dw 8/14

We respectfully request that you stamp a copy of this letter, acknowledging receipt, and return the stamped copy in the enclosed addressed envelope. If you have any questions or require any additional information, please call the undersigned at +44 20 7786 9055 or e-mail at: vlosonci@debevoise.com.

Very truly yours,

Annex

ANNEX

INFORMATION REQUIRED TO BE MADE PUBLIC, PUBLICLY FILED OR DISTRIBUTED TO SECURITY HOLDERS

The following is a list of the information that the Company is required to furnish to the SEC pursuant to Rule 12g3-2(b)(1).

Information required to be made public, publicly filed or distributed to security holders, and/or filed with the FSFM, pursuant to the laws of the Russian Federation		
Information or Publication Type	**Timing & Other Relevant Considerations**	**Source of Requirement under Russian Law**
(i) Annual Report.	Must be published on the Company's website within 2 (two) days following the date of drawing up of the minutes of the Company's annual general meeting of shareholders approving the annual report (which minutes must be prepared within 15 (fifteen) days of that meeting). This meeting must be held not earlier than 2 (two) months and not later than 6 (six) months after the end of the calendar year.	Federal Law No. 208-FZ "On Joint Stock Companies" (the "JSC Law"), Articles 47(1) and 92(1), FSFM Regulation No. 06-117/pz-n dated October 10, 2006 ("Regulation 06-117").
(ii) Annual financial statements, including audited balance sheet and audited profit and loss statement, with independent and internal auditor's annual reports.	Annual audited balance sheet and profit and loss statement, reviewed by an independent auditor and approved by the Company's annual general meeting of shareholders, must be published in the press accessible to all of the shareholders no later than June 1 of the year following the reporting year. The audited annual financial statements, together with the independent and internal auditors' reports, must be delivered to all shareholders prior to the annual shareholders' meeting. The Company is also required to disclose its annual financial statements in its quarterly report (see below) for the first quarter of the year following the reporting year.	JSC Law, Article 92(1); Federal Law No. 129-FZ, "On Accounting and Bookkeeping," dated November 21, 1996, Articles 14, 15 and 16; Order of the Ministry of Finance of the Russian Federation No. 112, dated December 30, 1996; Order of the Ministry of Finance of the Russian Federation No. 101, dated November 28, 1996.

Information required to be made public, publicly filed or distributed to security holders, and/or filed with the FSFM, pursuant to the laws of the Russian Federation		
Information or Publication Type	**Timing & Other Relevant Considerations**	**Source of Requirement under Russian Law**
(iii) Information on candidates to the board of directors, executive bodies and the internal auditor.	Information on candidates to the board of directors, executive bodies and the internal auditor must be delivered to all shareholders prior to the relevant shareholders' meeting.	JSC Law, Article 52(3); Regulation of the Federal Commission on Securities Market ("FCSM", now FSFM) No.17/p of May 31, 2002 ("Regulation 17/ps").
(iv) Proposed amendments to the charter, draft of the new charter and draft of internal regulations; the approved charter (with amendments and addenda thereto) and the approved internal regulations.	The Company is required to deliver to all of its shareholders prior to a general shareholders' meeting any proposed amendments to its charter, a draft of the new charter and drafts of new internal regulations of the Company. The Company is required to place its charter and amendments thereto on the Company's website not later than 2 (two) days following notification on state registration of such amendments. The Company is required to place its internal regulations on the Company's website not later than 2 (two) days following the approval of such regulations by the competent bodies of the Company.	JSC Law, Article 52(3); Regulation 06-117; Regulation 17/ps.
(v) Reorganization.	The Company is required to publish information on its reorganization in the journal "Vestnik Gosudarstvennoi Registratsii" (State Registration Bulletin) within 30 (thirty) days of the adoption of the decision on its reorganization (and also as a "notice regarding material facts" – see below).	JSC Law, Article 15(6); Civil Code of the Russian Federation (the "Civil Code"), Article 60.

Information required to be made public, publicly filed or distributed to security holders, and/or filed with the FSFM, pursuant to the laws of the Russian Federation		
Information or Publication Type	**Timing & Other Relevant Considerations**	**Source of Requirement under Russian Law**
(vi) Liquidation.	The Company is required to publish information on its liquidation in the journal "Vestnik Gosudarstvennoi Registratsii" (State Registration Bulletin) immediately following the adoption of the decision on its liquidation (and also as a "notice regarding material facts" – see below).	JSC Law, Article 22(1); Civil Code, Article 63.
(vii) Decrease of the charter capital.	The Company is required to publish information on the decrease of its charter capital in the journal "Vestnik Gosudarstvennoi Registratsii" (State Registration Bulletin) within 30 (thirty) days from adoption of the decision on the decrease of its charter capital.	JSC Law, Article 30.
(viii) List of affiliated entities indicating the number and type of shares owned by such entities.	Must be filed with the FSFM quarterly within 45 (forty-five) days of the end of the reporting period. The current list of Company's affiliated entities must be available on the Company' website within 2 (two) business days of the end of the reporting period and changes to such list must be reflected on the website within 2 (two) business days of their occurrence.	JSC Law, Article 93; Regulation 06-117

Information required to be made public, publicly filed or distributed to security holders, and/or filed with the FSFM, pursuant to the laws of the Russian Federation		
Information or Publication Type	**Timing & Other Relevant Considerations**	**Source of Requirement under Russian Law**
(ix) Public offerings of the securities (i.e., equities or bonds).	The Company is required to publish information of such offerings in the news line on the Internet, in the press and on the website designated by the Company (i) following adoption and approval of a decision on placement of securities, (ii) following approval of a decision on issuance of securities, (iii) following state registration of the issuance of securities; (iv) following placement of the last issued security or expiration of the period allowed for placement and (v) following state registration of the report on the results of the issuance of securities/ filing with the FSFM of a notification on the results of the issuance of securities.	JSC Law, Article 92(2); Regulation 06-117.
(x) Notice of shareholders' meetings.	The Company is required to distribute such notice to the shareholders no later than 20 (twenty)[1] days prior to the shareholders meeting and no later than 30 (thirty) days prior to the shareholders meeting if it is convened on the issue of reorganization and not later than 70 (seventy) days prior to the extraordinary shareholders meeting if it is convened to elect the members of the board of directors or if the agenda for that meeting includes a proposal for the reorganization of the Company by way of merger, spin-off or split-off and a proposal for the election of a board of directors of the company to be created by such reorganization.	JSC Law, Articles 52 and 92(1); Regulation 17/ps.

[1] Under the Charter of the Company, it is required that such notice be distributed to the shareholders no later than 30 days prior to the shareholders' meeting due to listing rules

Information required to be made public, publicly filed or distributed to security holders, and/or filed with the FSFM, pursuant to the laws of the Russian Federation		
Information or Publication Type	**Timing & Other Relevant Considerations**	**Source of Requirement under Russian Law**
(xi) Decisions made at shareholders' meetings.	The Company is required to compile minutes of the shareholders' meeting where a vote is passed no later than 15 (fifteen) days following the voting and to distribute such minutes along with the decisions made at the shareholders' meeting to shareholders within 10 (ten) days thereafter.	JSC Law, Article 62.
(xii) Notice of proposal by the Company to buy-back its issued and outstanding shares.	The Company is required to deliver a notification to all shareholders of the buy-back by the Company of their shares and the right of the shareholders to sell their shares to the Company. Such notification must be made not less than 30 (thirty) days prior to the beginning of the buy-back period.	JSC Law, Article 72; Regulation 17/ps.
(xiii) Notice to shareholders of their right to require redemption by the Company of their shares, including the procedure for and price of such redemption.	The Company is required to notify all shareholders of their right to demand the redemption of their shares in the Company upon the adoption at the shareholders' meeting of the decisions as set forth in the JSC Law. Such notification must be sent together with the notification of the shareholders' meeting of the Company, the agenda of which envisages the adoption of the relevant decisions at the shareholder's meeting.	JSC Law, Articles 75, 76; Regulation 17/ps.
(xiv) Pre-emptive rights notice to shareholders with regard to the purchase of shares or convertible securities.	The Company is required to distribute such notice simultaneously with the notice of the meeting of shareholders convened to decide upon the issuance of securities.	JSC Law, Article 41(1); Regulations of the FSFM No.07-4/pz-n, dated January 25, 2007 ("Regulation 07-4").

Information required to be made public, publicly filed or distributed to security holders, and/or filed with the FSFM, pursuant to the laws of the Russian Federation		
Information or Publication Type	**Timing & Other Relevant Considerations**	**Source of Requirement under Russian Law**
(xv) Voluntary or mandatory tender offer	Within 15 (fifteen) days after receipt of a voluntary or mandatory tender offer with respect to the Company's shares the Company is required to send such offer along with recommendations of the Company's board of directors and a report by an independent appraiser concerning the market value of the Company's securities to be purchased in course of the offer (if available and applicable) to all security holders to whom such offer is addressed. If the Company's charter provides that a notice of the general shareholders' meeting of the Company must be published in mass media, such voluntary or mandatory offer and recommendations of the Company's board of directors must be published in such media within 15 (fifteen) days after receipt of the offer by the Company; also as a "notice regarding material facts", as described below.	JSC law, Article 84.3 (2).
(xvi) Notice of the right to require repurchase of securities by a person that acquired more than 95% of the Company's voting shares; squeeze-out request sent by a person that acquired more than 95% of the Company's voting shares.	Notice of the right to require repurchase of securities or a squeeze-out request is be sent to all security-holders within 15 (fifteen) days after receipt by the Company of the respective notice/request from the person that acquired more than 95% of the Company's voting shares.	JSC Law, Articles 84.7 (2) and 84.8 (3).

Information required to be made public, publicly filed or distributed to security holders, and/or filed with the FSFM, pursuant to the laws of the Russian Federation		
Information or Publication Type	**Timing & Other Relevant Considerations**	**Source of Requirement under Russian Law**
(xvii) Decision to issue new securities.	The Company is required to file the decision on issuance of securities with the FSFM no later than 3 (three) months after its approval and no later than 1 (one) month after approval of the prospectus. The decision on issuance of securities must be approved not later than 6 (six) months after the decision on placement of such securities has been approved.	Regulation 07-4, Sections 2.3.3., 2.4.8.
(xviii)Prospectus in respect of issuance of securities.	The Company is required to file with the FSFM the securities prospectus (if approved). The text of the prospectus must be published on the Company's website no later than 2 (two) days following the disclosure of information on state registration of the securities issue by the FSFM or receipt by the Company of FSFM notification on state registration of the securities issue[2], whichever occurs earlier.	Federal Law No. 39-FZ "On Securities Market" (the "Securities Law"), Articles 19, 20, 22 and 22.1; Regulation No. 07-4.
(xix) Disclosure of information with respect to placement of securities.	The Company is required to disclose certain information with respect to the starting date of placement of securities, on changing such date; on the placement price; on the suspension, recommencement and completion of securities' placement.	Regulation 06-117, Section 2.5.

[2] Additional disclosure requirements apply in case a prospectus is registered after state registration of the report on the results of issuance of securities.

Information required to be made public, publicly filed or distributed to security holders, and/or filed with the FSFM, pursuant to the laws of the Russian Federation		
Information or Publication Type	**Timing & Other Relevant Considerations**	**Source of Requirement under Russian Law**
(xx) Report on the results of issuance of securities.	The Company is required to file the report with the FSFM within 30 (thirty) days after completion of the placement of issued securities. The registered report must be published on the Company's website within 2 (two) days following disclosure of information on state registration of the report by the FSFM or receipt by the Company of FSFM notification on state registration of the report on the results of issuance of securities, whichever occurs earlier.	Securities Law, Article 25; Regulation 07-4, Section 2 6.1.; Regulation 06-117.
(xxi) Notification on the results of issuance of securities (in case of open subscription for shares effected through a broker with respect to shares listed on a stock exchange)	The notification must be filed with the FSFM within 30 (thirty) days after completion of the placement of securities. In case the stock exchange does not list the securities, the Company is required to file with the FSFM the report on the results of the issuance of securities.	Securities Law, Article 25.
(xxii) Notice on the manner (e.g. date, place, time) of disclosure to potential investors of the information contained in the prospectus.	Company is required to publish a notice in a periodical with a circulation of at least 10,000 in the event of an open subscription and 1,000 in the event of a closed subscription. Such notice must be made through a news agency authorized by the FSFM not later than 1 (one) day following state registration of the prospectus; placed on the Company's website no later than 2 (two) days after state registration and published in press no later than 10 (ten) days after state registration of the prospectus.	Securities Law, Article 23; Regulation 06-117, Section 2.4.2.

70050032v3

Information required to be made public, publicly filed or distributed to security holders, and/or filed with the FSFM, pursuant to the laws of the Russian Federation		
Information or Publication Type	**Timing & Other Relevant Considerations**	**Source of Requirement under Russian Law**
(xxiii) Quarterly report by the issuer of securities subject to the prospectus filing requirement; announcement about access to data contained in the quarterly report.	The Company is required to file the quarterly report with the FSFM within 45 (forty-five) days after the end of a reporting quarter. Within the same time period, the Company is required to make the report available on the Internet, and within 1 (one) day after making the report available on the Internet – make an announcement via a news service about gaining access to the data contained in the report. The report must be available on the Company's website for at least 3 (three) years.	Securities Law, Article 30; Regulation 06-117, Sections 5.6 and 5.7.
(xxiv) Notice regarding material facts with respect to the business (e.g., reorganization of the Company, its subsidiaries or controlled companies; a 10% increase/decrease of the assets, net revenues or net losses; information on issuance of securities; payment of dividends; information on acquisition of than 5, 10, 15, 20, 25, 30, 50 or 75 % of the outstanding ordinary shares in the Company; information on receipt by the Company of a	The Company is required to (i) publish such notice through a news agency authorized by the FSFM within 1 (one) day after the occurrence of a material event with prior notification of RTS, (ii) publish such notice on Company's website within 2 (two) days after the occurrence of a material event; and (iii) file such notice with the FSFM within 5 (five) days after the occurrence of a material event.	Securities Law, Article 30; Regulation 06-117, Section 6.

Information required to be made public, publicly filed or distributed to security holders, and/or filed with the FSFM, pursuant to the laws of the Russian Federation		
Information or Publication Type	**Timing & Other Relevant Considerations**	**Source of Requirement under Russian Law**
voluntary or mandatory tender offer; information on receipt by the Company of a notice of right to require repurchase of securities by a person, which acquired over 95% of Company voting shares or of the squeeze-out request; information on the date for closing the register; decisions of the general shareholders' meetings; transaction involving 10% or more of the Company's assets,		

Information required to be made public, publicly filed or distributed to security holders, and/or filed with the FSFM, pursuant to the laws of the Russian Federation		
Information or Publication Type	**Timing & Other Relevant Considerations**	**Source of Requirement under Russian Law**
etc.).		
(xxv) Notice on events[3] that may materially affect the price of securities.	The Company is required to (i) publish such notice through a news agency authorized by the FSFM within 1 (one) day after the occurrence of the respective event with prior notification of RTS, (ii) publish such notice on Company's website within 2 (two) days after the occurrence of the respective event; and (iii) file such notice with the FSFM within 5 (five) days after the occurrence of the respective event. A list of the events that are considered to be events that may materially affect the price of securities is in the footnote below.	Securities Law, Article 30; Regulation 06-117, Section 8.6.

[3] The following events are considered as materially affecting the price of securities within the meaning of Regulation 06-117, and therefore must be disclosed:

(1) certain decisions adopted by the Company's board of directors, including the following:
- to convene a general meeting of shareholders;
- to establish or terminate an executive body of the Company;
- to recommend the amount of dividends;
- to give recommendations to the Company's shareholders in respect of a voluntary or mandatory tender offer received by the Company;
- to suggest to the general shareholders' meeting to decide in the Company's reorganization and procedure of such reorganization;
- to approve a large transaction;
- to approve or dismiss the registrar holding the Company's register of shareholder;
- to acquire Company's shares or other securities issued by the Company;
- to create Company's branches or representative offices.

(2) termination of authority of management bodies of the Company;
(3) changes in the shareholding of directors and officers in the Company or its affiliates;
(4) an interested-party transaction involving five or greater percent of the Company's assets;
(5) initiation of bankruptcy proceedings against the Company or any of its downstream affiliates;
(6) entering into an agreement with a stock exchange to list Company's securities and listing of Company's securities on a stock exchange;
(7) listing of the Company's securities on a stock exchange;
(8) approval of FSFM to place Company's securities outside the Russian Federation;
(9) discovery of any material incompliance in the financial statements or accounting reports published and/or disclosed by the Company;
(10) disclosure of financial statements prepared in accordance with IAS or US GAAP;

Information required to be made public, publicly filed or distributed to security holders, and/or filed with the FSFM, pursuant to the laws of the Russian Federation		
Information or Publication Type	**Timing & Other Relevant Considerations**	**Source of Requirement under Russian Law**
(xxvi) Notice on acquisition of twenty percent (20%) or more of any class of securities of any issuer.	The Company is required to publish such notice promptly.	JSC Law Article 6(4); Securities Law, Article 30.
Information Required to be submitted to the RTS and/or MICEX for its subsequent disclosure by the RTS or MICEX, as the case may be.		
(xxvii) Copies of documents relating to the issue of securities subject to state registration (i.e., decision on the issuance of securities, securities prospectus and report (notification) on the results of the issuance of securities along with letters of notification of state registration of the issuance of securities or report on the results of the issuance of securities ranking *pari passu* with the securities admitted to	The Company is required to submit to the RTS documents relating to the issuance of securities by the Company. Such documents must be submitted to the RTS within 5 (five) business days after receipt of the relevant documents from the FSFM, except for a copy of notification on the results of issuance of securities, which should be submitted to the RTS on the day following the day of its filing with the FSFM. Letters of cancellation and assigning of new registration numbers (combinations of securities issues), cancellation of individual number (code) of additional issuance of securities ranking *pari passu* with the securities admitted to trading should	Pursuant to RTS Listing Rules and MICEX Listing Rules.

(11) filing of an application with state authorities to register reorganization or liquidation of the Company;
(12) termination of a subsidiary company;
(13) obtaining, suspension, withdrawal, exchange, prolongation or termination of a license that may materially affect the Company's activities;
(14) filing of a suit against the Company, its subsidiaries or downstream affiliates if such may have a material adverse effect on its or their financial status;
(15) change of the Company's website address;
(16) acquisition by the Company 5 per cent or more of the shares of another company, as well as any subsequent change of such shareholding by increments of 5, 10, 15, 20, 25, 30, 50 and 75 per cent;
(17) announcement by the Company of the fact that a general shareholders meeting failed to be convened

Information required to be made public, publicly filed or distributed to security holders, and/or filed with the FSFM, pursuant to the laws of the Russian Federation		
Information or Publication Type	**Timing & Other Relevant Considerations**	**Source of Requirement under Russian Law**
trading; letters of cancellation and assigning of new registration numbers (combinations of securities issuances), cancellation of individual number (code) of additional issuance of securities ranking *pari passu* with the securities admitted to trading, date of commencement of placement (procedure for its determination) of additional issuance of securities, etc.).	be also submitted to MICEX within 3 (three) business days after receipt by the Company of the relevant notification from the FSFM.	
(xxviii) Copies of all amendments to the charter documents and certificates of state registration.	The Company is required to submit to the RTS and MICEX, respectively, notarized copies of all amendments to the charter documents of the Company and the Company's certificate of state registration (in case any amendments are introduced thereto). Such copies must be submitted to the RTS within 5 (five) business days following their state registration with the Russian tax authorities, and must be submitted to MICEX within 10 (ten) business days of their state registration with the Russian tax authorities.	Pursuant to RTS Listing Rules and MICEX Listing Rules.

Information required to be made public, publicly filed or distributed to security holders, and/or filed with the FSFM, pursuant to the laws of the Russian Federation		
Information or Publication Type	**Timing & Other Relevant Considerations**	**Source of Requirement under Russian Law**
(xxix) Unaudited quarterly financial statements and audited annual financial statements (prepared in accordance with Russian accounting standards).	The Company is required to submit to the RTS and MICEX its unaudited quarterly and audited annual financial statements prepared in accordance with Russian accounting standards if such financial statements are not included in the quarterly reports of the issuer of securities for the relevant reporting period. Quarterly financial statements must be submitted within 45 (forty-five) days of the end of the reporting quarter and annual financial statements must be submitted not later than 90 (ninety) days following the end of the fiscal year.	Pursuant to RTS Listing Rules and MICEX Listing Rules.
(xxx) Quarterly statement on the value of the net assets.	Pursuant to RTS Listing Rules, the Company is required to submit to the RTS a quarterly statement on the value of the Company's net assets. The statement must be provided within 45 (forty-five) days of the end of the 1st, 2nd and 3rd reporting quarter and within 90 (ninety) days of the end of the fiscal year.	Pursuant to RTS Listing Rules.
(xxxi) Quarterly report of the issuer of securities.	The Company is required to submit its quarterly report to the RTS and MICEX, respectively, prepared in accordance with the requirements of the Securities Market Law and FSFM regulations. The report must be provided within 45 (forty-five) days of the end of the reporting quarter.	Pursuant to RTS Listing Rules and MICEX Listing Rules.

Information required to be made public, publicly filed or distributed to security holders, and/or filed with the FSFM, pursuant to the laws of the Russian Federation		
Information or Publication Type	**Timing & Other Relevant Considerations**	**Source of Requirement under Russian Law**
(xxxii) Annual report.	The Company is required to submit its annual report to the RTS (within 10 (ten) business days after drawing up the minutes of the Company's management body which approved the report) and MICEX (within 10 (ten) days after drawing up the minutes of the Company's management body which approved the report) respectively.	Pursuant to RTS Listing Rules and MICEX Listing Rules.
(xxxiii) Copies of all amendments and addenda to internal corporate regulations.	The Company is required to submit to the RTS copies of all amendments and addenda to the internal corporate regulations of the Company (e.g., corporate governance code, documents regulating the activities and procedures of the management bodies of the Company, of the internal auditor (or audit commission)) and any amendments thereto. Copies of such documents must be provided an a quarterly basis but not later than on the 15th day of the month following the reporting quarter.	Pursuant to RTS Listing Rules.
(xxxiv) Notification on the occurrence of material events or events that may materially affect the price of securities.	The Company is required to submit to the RTS (prior to disclosure of such notice through a news agency authorized by the FSFM) and MICEX a notification upon the occurrence of a material event pursuant to FSFM regulations.	Pursuant to RTS Listing Rules and MICEX Listing Rules.

Information required to be made public, publicly filed or distributed to security holders, and/or filed with the FSFM, pursuant to the laws of the Russian Federation		
Information or Publication Type	**Timing & Other Relevant Considerations**	**Source of Requirement under Russian Law**
(xxxv) Documents requested by the RTS in connection with an investigation undertaken in respect to certain transactions.	The Company is required to submit to the RTS any documents requested by the RTS in connection with an investigation undertaken by the RTS in respect of certain transactions with the Company's securities. Documents must be provided within the period specified in the request of the RTS.	Pursuant to RTS Listing Rules.
(xxxvi) Annual financial statements prepared in accordance with IAS or US GAAP.	With respect to type "A" securities (securities listed on the quotation list "A") the Company is required to submit annually to RTS and MICEX, respectively, its annual financial statements prepared in accordance with IAS or US GAAP.	Pursuant to RTS Listing Rules and MICEX Listing Rules.
(xxxvii) Information on the acquisition by one or more affiliates of more than 75(90)% of the voting shares.	The Company is required to submit to RTS information on the acquisition of more than 75% (for type "A" securities) or 90% (for type "B" securities) of its shares by its affiliate or affiliates, provided that such information must be provided to the RTS within 5 (five) days after the Company becomes aware (or should have become aware) of such acquisition.	Pursuant to RTS Listing Rules.

Information required to be made public, publicly filed or distributed to security holders, and/or filed with the FSFM, pursuant to the laws of the Russian Federation		
Information or Publication Type	**Timing & Other Relevant Considerations**	**Source of Requirement under Russian Law**
(xxxviii) Report on compliance with the corporate governance rules.	The Company is required to submit to RTS and MICEX, respectively, a report on compliance with the corporate governance rules, and in the case of RTS, such report should be submitted quarterly no later than 15 (fifteen) days following the reporting quarter, in case of MICEX, such report should be submitted quarterly no later than 10 (ten) days following the reporting quarter or the date of approval of changes to such report.	Pursuant to RTS Listing Rules and MICEX Listing Rules.
(xxxix) List of affiliated entities.	The Company is required to submit to RTS (within 45 (forty-five) days following the reporting quarter) and MICEX (within 10 (ten) days following the reporting quarter) quarterly the list of affiliates and amendments thereto (in case of RTS – within 2 (two) business days after introducing of amendments and in case of MICEX – within 10 (ten) days after introducing the amendments).	Pursuant to RTS Listing Rules and MICEX Listing Rules.
(xl) Copies of all amendments to documents relating to the issuance of securities.	The Company is required to submit to MICEX notarized copies of all amendments to the documents relating to the issuance of securities of the Company (decision on the issuance of securities and securities issuance prospectus). Copies of amendments must be provided within 10 (ten) business days of their state registration with the FSFM.	Pursuant to MICEX Listing Rules.

Information required to be made public, publicly filed or distributed to security holders, and/or filed with the FSFM, pursuant to the laws of the Russian Federation		
Information or Publication Type	**Timing & Other Relevant Considerations**	**Source of Requirement under Russian Law**
(xli) Securities' questionnaire.	The Company is required to submit to RTS and MICEX the questionnaire of its securities in case any amendments are introduced thereto.	Pursuant to RTS Listing Rules and MICEX Listing Rules.
(xlii) Copies of decisions of the Company's authorized management bodies on redemption of securities and copies of the letters from the Company's registrar notifying on the date of such redemption.	The Company is required to submit to the RTS copies of decisions of the Company's authorized management bodies on redemption of securities and copies of letters from the Company's registrar notifying on the date of such redemption within 5 (five) business days after the occurrence of such event and receipt of relevant letter from the Company's registrar.	Pursuant to RTS Listing Rules.
(xliii) Letter – notification on e-mail addresses of the authorized representatives in case of changes thereof.	The Company is required to submit to the RTS a letter notifying on the changes in e-mail addresses of the authorized representatives within 5 (five) days upon the occurrence of such change.	Pursuant to RTS Listing Rules.
(xliv) Notarized copy of the decision of authorized management body of the Company on appointment (election) of the chief executive officer of the Company.	The Company is required to submit to MICEX a notarized copy of the decision of the authorized management body of the Company on appointment (election) of the chief executive officer of the Company in case of introducing amendments thereto within 10 (ten) business days after drawing up the minutes of the relevant management body of the Company.	Pursuant to MICEX Listing Rules.

Information required to be made public, publicly filed or distributed to security holders, and/or filed with the FSFM, pursuant to the laws of the Russian Federation		
Information or Publication Type	**Timing & Other Relevant Considerations**	**Source of Requirement under Russian Law**
(xlv) Press-releases related to decisions adopted by management bodies of the Company, published in accordance with the FSFM regulations.	The Company is required to submit to MICEX press-releases related to decisions adopted by management bodies of the Company, published in accordance with the FSFM regulations.	Pursuant to MICEX Listing Rules.

END